February 1, 2019

James B. Lally
Chief Executive Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

       Re: Enterprise Financial Services Corp
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-15373

Dear Mr. Lally:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services